                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                       Take-Two Interactive Software, Inc.
                                (Name of Issuer)

                     Common stock, par value $.01 per share
                         (Title of Class of Securities)

                                   0008740541
                                 (CUSIP Number)

                                 March 11, 1998
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)
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CUSIP No. 0008740541              SCHEDULE 13G                Page 2 of 14 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         BMG Music

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         New York, United States of America

    Number of           5        Sole Voting Power                  1,850,000
     Shares
  Beneficially          6        Shared Voting Power                1,850,000
 Owned by Each
Reporting Person        7        Sole Dispositive Power             1,850,000
      With
                        8        Shared Dispositive Power           1,850,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,850,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         15.8%

12       Type of Reporting Person (See Instructions)

         PN
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CUSIP No. 0008740541              SCHEDULE 13G                Page 3 of 14 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Bertelsmann Music Group, Inc.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         Delaware, United States of America

   Number of            5        Sole Voting Power                  1,850,000
     Shares
 Beneficially           6        Shared Voting Power                1,850,000
 Owned by Each
   Reporting            7        Sole Dispositive Power             1,850,000
  Person With
                        8        Shared Dispositive Power           1,850,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,850,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         15.8%

12       Type of Reporting Person (See Instructions)

         CO, HC
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CUSIP No. 0008740541              SCHEDULE 13G                Page 4 of 14 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Bertelsmann, Inc.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         Delaware, United States of America

   Number of            5        Sole Voting Power                  1,850,000
     Shares
 Beneficially           6        Shared Voting Power                1,850,000
 Owned by Each
   Reporting            7        Sole Dispositive Power             1,850,000
  Person With
                        8        Shared Dispositive Power           1,850,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,850,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         15.8%

12       Type of Reporting Person (See Instructions)

         CO, HC

CUSIP No. 0008740541              SCHEDULE 13G                Page 5 of 14 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Bertelsmann AG

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         Federal Republic of Germany

   Number of            5        Sole Voting Power                  1,850,000
     Shares
 Beneficially           6        Shared Voting Power                1,850,000
 Owned by Each
   Reporting            7        Sole Dispositive Power             1,850,000
  Person With
                        8        Shared Dispositive Power           1,850,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,850,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         15.8%

12       Type of Reporting Person (See Instructions)

         CO, HC
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CUSIP No. 0008740541              SCHEDULE 13G                Page 6 of 14 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Johannes Mohn GmbH

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         Federal Republic of Germany

   Number of            5        Sole Voting Power                  1,850,000
    Shares
 Beneficially           6        Shared Voting Power                1,850,000
 Owned by Each
   Reporting            7        Sole Dispositive Power             1,850,000
  Person With
                        8        Shared Dispositive Power           1,850,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,850,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         15.8%

12       Type of Reporting Person (See Instructions)

         OO, HC
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CUSIP No. 0008740541              SCHEDULE 13G                Page 7 of 14 pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Reinhard Mohn

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3        SEC Use Only

4        Citizenship or Place of Organization

         Federal Republic of Germany

    Number of           5        Sole Voting Power                  1,850,000
    Shares
 Beneficially           6        Shared Voting Power                1,850,000
 Owned by Each
   Reporting            7        Sole Dispositive Power             1,850,000
  Person With
                        8        Shared Dispositive Power           1,850,000

9        Aggregate Amount Beneficially Owned By Each Reporting Person

         1,850,000

10 Check Box if the Aggregate Amount in Row (9) excludes Certain Shares (See Instructions)

11       Percent of Class Represented by Amount in Row (9)

         15.8%

12       Type of Reporting Person (See Instructions)

         IN

CUSIP No. 0008740541              SCHEDULE 13G                Page 8 of 14 pages


ITEM 1(a)  NAME OF ISSUER:

         Take-Two Interactive Software, Inc., a corporation organized under the laws of the State of Delaware ("Issuer").

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         575 Broadway, New York, New York 10012.

ITEM 2(a)  NAME OF PERSON FILING:

         This statement is filed on behalf of: BMG Music; BMG Music's controlling general partner, Bertelsmann Music Group, Inc.; Bertelsmann Music Group, Inc.'s sole stockholder, Bertelsmann, Inc.; Bertelsmann, Inc.'s sole stockholder, Bertelsmann AG; Bertelsmann AG's controlling shareholder, Johannes Mohn GmbH; and Johannes Mohn GmbH's controlling shareholder, Reinhard Mohn. (Mr. Mohn, Johannes Mohn GmbH, Bertelsmann AG, Bertelsmann, Inc., Bertelsmann Music Group, Inc., and BMG Music are collectively referred to herein as "Reporting Persons").

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The principal business offices of BMG Music, Bertelsmann Music Group, Inc., and Bertelsmann, Inc. are located at 1540 Broadway, New York, New York 10036-4098. The principal business offices of Bertelsmann AG, Johannes Mohn GmbH, and Reinhard Mohn, are located at Carl Bertelsmann Strasse 270, 33311 Gutersloh, Federal Republic of Germany.

ITEM 2(c)  CITIZENSHIP:

         BMG Music is a general partnership organized under the laws of the State of New York; Bertelsmann Music Group, Inc. is a corporation organized under the laws of the State of Delaware; Bertelsmann, Inc. is a corporation organized under the laws of the State of Delaware; Bertelsmann AG is a corporation organized under the laws of the Federal Republic of Germany; Johannes Mohn GmbH is a limited liability company organized under the laws of the Federal Republic of Germany; and Reinhard Mohn is an individual citizen of the Federal Republic of Germany.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

         Common stock, par value $.01 per share (the "Common Stock") of Issuer.

ITEM 2(e)  CUSIP NUMBER:

         0008740541
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CUSIP No. 0008740541              SCHEDULE 13G                Page 9 of 14 pages

ITEM 3

         This statement is filed pursuant to Section 240.13d-1(c).

ITEM 4.  OWNERSHIP

         (a) BMG Music (through its division BMG Entertainment) is the record holder of, and each other Reporting Person may be deemed to be the beneficial owner of, 1,850,000 shares of series A preferred stock (the "Preferred Stock") of Issuer convertible into 1,850,000 shares of Common Stock (subject to certain anti-dilution adjustments). As a result of its ownership of 1,850,000 shares of Preferred Stock, BMG Music and each other Reporting Person may be deemed to be the beneficial owner of 1,850,000 shares of Common Stock (subject to certain anti-dilution adjustments).

         (b) The 1,850,000 shares of Common Stock which BMG Music and each other Reporting Person may be deemed to beneficially own represent approximately 15.8 percent of the total number of shares of Common Stock outstanding (after giving effect to the conversion of the 1,850,000 shares of Preferred Stock held by BMG Music, and based upon information contained in Issuer's quarterly report on Form 10-QSB for the quarterly period ended January 31, 1998).

         (c) Upon conversion of the Preferred Stock, BMG Music will have, and each other Reporting Person may be deemed to have, sole voting and dispositive power with respect to the 1,850,000 shares of Common Stock (subject to certain anti-dilution adjustments) into which the shares of Preferred Stock held of record by BMG Music are convertible.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         See item 2(a) above.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.
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CUSIP No. 0008740541              SCHEDULE 13G               Page 10 of 14 pages


ITEM 10.  CERTIFICATIONS

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated March 23, 1998:              \s\ REINHARD MOHN
                                    ----------------------------------------
                                    REINHARD MOHN


                                    JOHANNES MOHN GMBH

Dated March 23, 1998:              By:  \s\ REINHARD MOHN
                                        -----------------------------------
                                         Reinhard Mohn
                                         Chairman


                                    BERTELSMANN AG

Dated March 23, 1998:              By:  \s\ MARK WOESSNER
                                       --------------------------------------
                                         Mark Woessner
                                         Chairman and Chief Executive Officer


                                    BERTELSMANN, INC.

Dated March 23, 1998:               By:  /s/ JACQUELINE CHASEY
                                         -----------------------------------
                                         Jacqueline Chasey
                                         Vice President and
                                         Assistant Secretary


                                    BERTELSMANN MUSIC GROUP, INC.

Dated March 23, 1998:              By:  /s/ THOMAS W. MCINTYRE
                                        -----------------------------------
                                         Thomas W. McIntyre
                                         Senior Vice President and Treasurer
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CUSIP No. 0008740541              SCHEDULE 13G               Page 11 of 14 pages


                                    BMG MUSIC

                                    By: BERTELSMANN MUSIC
                                        GROUP, INC., as general partner

Dated March 23, 1998:               By:  \s\ THOMAS W. MCINTYRE
                                        -----------------------------------
                                         Thomas W. McIntyre
                                         Senior Vice President and Treasurer
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CUSIP No. 0008740541              SCHEDULE 13G               Page 12 of 14 pages


                                    EXHIBITS

         Exhibit 1.  Joint Filing Agreement